Mail Stop 0407
      							May 24, 2005

Via U.S. Mail and Fax  (760) 930-1178
Mr. James B. Frakes
Chief Financial Officer
NTN Communications, Inc.
5966 La Place Court
Carlsbad, CA  92008

	RE:	NTN Communications, Inc.
      Form 10-K  for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		Amended May 2, 2005
		File No. 1-11460

Dear Mr. Frakes:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Revenue Recognition, page F-12

1. We note your disclosure that arrangements for the transmission of the NTN iTV Network contain two deliverables; the installation of the equipment and the transmission of the network content. However, we also note on page 4 that the interactive content is stored on a site server equipped for satellite data reception at a subscriber`s location. Additionally, the system requires the use of wireless playmakers which are provided by you. Tell us how you account for these additional deliverables including any related consideration received. Tell us if the arrangement also contains a lease and your consideration of EITF 01-8.

(7) Income Taxes, page F-20

2. We note your statement that approximately $508,000 of the valuation allowance, if realized, will be recognized as a credit to paid- in capital. Please provide us with more details and cite your basis in the accounting literature for your anticipated treatment of the valuation allowance.

(12) Media General Investment, pages F-24 - F-25

3. We note your statement that no allocation of fair value was made to the Buzztime warrants due to the lack of marketability of Buzztime common stock and limited convertibility into NTN common stock.
Please:

* Clarify the nature of Media General`s conversion rights on the second and fourth anniversaries of the transaction date as well as its co-sale rights.
* Tell us how your drag-along rights impact Media General`s conversion rights.
* Tell us how you considered whether your warrants have a beneficial conversion feature as addressed by Issue 13 of EITF 00-27.

4. Tell us your basis for the valuation of the acquired Boxerjam game license.

(15) Acquisitions

Breakaway International, page F-29

5. We note that you included deferred revenue as a liability assumed in connection with the Breakaway acquisition. Tell us your basis for recognition and measurement of the subject liability. Refer to EITF
01-3.

(19) Segment Information, pages F-31 to F-33

6. Please disclose the amount of goodwill assigned to each segment.
Refer to paragraph 45 of SFAS 142.

Form 10-K for the year ended December 31, 2004

Part II, Item 9A. Controls and Procedures, page 39

7. We note your statement in the Form 10-K that, "[e]xcept as disclosed above, there has been no change in [y]our internal control over financial reporting...."  Note that you may not qualify your conclusion; rather, you should take any changes into account when making your conclusion about changes in your internal control over financial reporting. Therefore, amend your disclosure to definitively conclude whether or not your disclosure controls and procedures were effective, without qualification. If you conclude that they were effective, include disclosure explaining why your material weakness did not affect your ability to conclude that your disclosure controls and procedures were effective. Please also address this comment with respect to your qualifying disclosure in your March 31, 2005 Form 10-Q. See Question 5 of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004) available on our web site at http://www.sec.gov/info/accountants/controlfaq1004.htm.

Form 10-Q for the quarter ended March 31, 2005

Item 4.  Controls and Procedures, page 23

8. It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of "disclosure controls and procedures" because you chose to pair your conclusions with only a portion of the definition in Exchange Act Rule 13a-15(e). As a result, please revise your disclosure to clarify whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure.

9. Describe the "improved controls and processes" you have been "designing and implementing" as part of your remediation efforts.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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